March 2, 2006

Room 3561

Mr. James H. Jenkins
Popular ABS, Inc.
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

	Re:	Popular ABS, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed February 15, 2006
		File No. 333-129704

Dear Mr. Jenkins:

      We have reviewed your responses to the comments in our letter dated December 12, 2005 and have the following additional comments.
Please note that all page references below correspond to the marked courtesy copies provided by counsel.

Registration Statement on Form S-3

General

1. We note your response to comment 8 of our letter dated December 12, 2005, which indicates that no takedown will involve assets other than those currently described in the base prospectus without the depositor filing a post-effective amendment. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The Mortgage Pool, page S-26

2. While we note the revisions you have made in response to comment
11 of our letter dated December 12, 2005, the brackets surrounding your statement that non-performing assets will not be included in an asset pool seem to indicate that there is a possibility that non-performing assets may be included in an asset pool. Please revise to remove the brackets and confirm that non-performing assets will not be included in the asset pool of any issuing entity.

Base Prospectus

Description of the Certificates, page 27

3. We reissue comment 22 of our letter dated December 12, 2005. Please revise your base prospectus to provide a list of all possible indices that may be used to determine the interest rates on the offered securities. In this regard, we note that a statement indicating that applicable indices will be provided in the prospectus supplement is not adequate.

Credit Enhancement

Cross-Collateralization, page 43

4. We note your reference to interests in separate issuing entities vs. separate groups of assets. Please confirm that any cross-collateralization features would relate to separate groups of assets within the same issuing entity and that you do not intend to use cross-collateralization with respect to assets of two separate issuing entities. If you do intend to cross-collateralize between two separate issuing entities, please explain why this arrangement would be consistent with the definition of an asset-backed security.

Other Derivative Instruments, page 46

5. We note your references in this section and under "Hedge
Agreements" to interest rate swap agreements, interest rate cap agreements, interest rate corridor agreements "or similar derivative instruments." Please confirm that the derivative arrangements you use will be limited to interest rate and currency swaps. Refer to
Item 1115 of Regulation AB.

Pre-Funding Account, page 52

6. We note that you may use a pre-funding account. Please revise the summary section of your prospectus supplement to include bracketed language showing the disclosure you intend to provide if a pre-funding account is used.



*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (215) 564-8120
	Mr. David H. Joseph, Esq.
	Stradley, Ronon, Stevens & Young, LLP
	Telephone: (215) 564-8000


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Mr. James H. Jenkins
Popular ABS, Inc.
March 2, 2006
Page 1